SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

SIGA Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

826917-10-6
(CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
(Name, address and telephone number of person
authorized to receive notices and communications)

September 17, 2009
(Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 25.29%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 25.29%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person TransTech Pharma, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,296,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,296,634
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,296,634
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 10.82%
14.		Type of Reporting Person CO

This statement ("Amendment No. 7") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009 and Amendment No. 6 thereto dated July 30, 2009 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 7 is being filed by Holdings, MacAndrews & Forbes and TransTech, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. MacAndrews & Forbes is a holding company and a direct wholly owned subsidiary of Holdings. TransTech is a corporation in which Mr. Ronald O. Perelman ("Mr. Perelman") has a direct ownership interest. Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by TransTech.  Mr. Perelman disclaims beneficial ownership of the securities deemed to be beneficially owned by TransTech. The Company has its principal executive offices at 420 Lexington Avenue, Suite 408, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On September 17, 2009, pursuant to the terms of the existing equity line agreement between the Company and MacAndrews & Forbes (the "Equity Line"), MacAndrews & Forbes, in exchange for MacAndrews & Forbes’ Investment of $1,000,000 in the Company, received (i) 326,797 shares of Common Stock (the "Shares") at a per share price of $3.06 and (ii) Consideration Warrants (as defined in Item 4) to purchase 130,719 shares of Common Stock at an exercise price of $3.519 per share, for no additional consideration.  MacAndrews & Forbes funded the transaction with cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On August 25, 2009, the Company notified MacAndrews & Forbes of its intention to exercise its rights to cause MacAndrews & Forbes to effect an Investment in an amount of $1,000,000 pursuant to the terms of the Equity Line, subject to the negotiation and execution of mutually acceptable definitive documentation.

On September 17, 2009, MacAndrews & Forbes funded the $1,000,000 described above and the Company issued to MacAndrews & Forbes (i) 326,797 shares of Common Stock at a per share price of $3.06 and (ii) Consideration Warrants to purchase 130,719 shares of the Common Stock at an exercise price of $3.519 per share, for no additional consideration. The Consideration Warrants are exercisable until September 17, 2013.  The transaction was effected pursuant to a Securities Purchase and Registration Rights Agreement, dated as of September 17, 2009 (the "September Securities Purchase and Registration Rights Agreement "), by and between the Company and MacAndrews & Forbes.  Pursuant to the September Securities Purchase and Registration Rights Agreement, among other things, MacAndrews & Forbes has up to three "demand rights" to require the Company to file a registration statement registering the Shares and the shares underlying the Consideration Warrants, as well as "piggyback" registration rights to participate in up to three registrations with respect to such shares, subject to certain limitations and conditions.

The foregoing summary descriptions of the Consideration Warrants and the September Securities Purchase and Registration Rights Agreement are qualified in their entirety by reference to the form of Consideration Warrant attached as Exhibit 28 to this Amendment No. 7 and the September Securities Purchase and Registration Rights Agreement attached as Exhibit 29 to this Amendment No. 7, each of which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

 (a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon (i) information contained in the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2009 (reporting 37,554,753 shares of Common Stock outstanding as of July 30, 2009) and (ii) the Reporting Persons' knowledge of the issuance of 326,797 additional shares of Common Stock pursuant to the transactions described in Item 4, as of September 17, 2009, there were 37,881,550 shares of Common Stock outstanding.  The Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 10,807,375 shares of Common Stock (assuming that the Reporting Persons have the right to acquire, pursuant to the Equity Line, an additional 1,797,386 shares of Common Stock and Consideration Warrants to purchase 718,954 shares of Common Stock, which represents the maximum remaining Investment permitted by the Equity Line, at a per share price of $3.06 (which is the per share price assuming a funding date of September 17, 2009)), representing approximately 25.29% of the Common Stock deemed to be outstanding (which includes 4,845,343 shares of Common Stock deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding). The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or would own upon investment under the Equity Line, or upon exercise of the warrants held by such Reporting Persons.

In addition, TransTech may be deemed to have beneficial ownership of 4,296,634 shares of Common Stock, representing approximately 10.82% of the Common Stock deemed to be outstanding (which includes 1,824,412 shares of Common Stock deemed to be beneficially owned by TransTech but not outstanding). TransTech has sole power to vote and dispose of the shares of Common Stock that it owns or would own upon exercise of the TransTech Warrant.

(c) The following transactions were effected during the past sixty days by the persons named above:

As described in Item 4 above, on September 17, 2009, MacAndrews & Forbes acquired certain shares of Common Stock and Consideration Warrants in a privately negotiated transaction pursuant to the Equity Line.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

For a discussion of the September Securities Purchase and Registration Rights Agreement and the Form of Consideration Warrants, see Item 4.

Item 7. Material to be Filed as Exhibits

Exhibits 28 and 29 are added to the response to Item 7.

Exhibit 28	Form of Consideration Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on April 30, 2009).

Exhibit 29	Securities Purchase and Registration Rights Agreement, dated as of September 17, 2009, by and between the Company and MacAndrews & Forbes.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  September 21, 2009

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

TRANSTECH PHARMA, INC.

By:	/s/ Anne L. Showalter
	Name:	Anne L. Showalter
	Title:	Senior Vice President –
Legal Affairs and Secretary

Exhibit Index

Exhibits 28 and 29 are added to the Exhibit Index.

Exhibit          Document

Exhibit 28     Form of Consideration Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on April 30, 2009).

Exhibit 29     Securities Purchase and Registration Rights Agreement, dated as of September 17, 2009, by and between the Company and MacAndrews & Forbes.